Alpha Technology Group Ltd.

May 11, 2023

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Claire DeLabar
Robert Littlepage
Marion Graham
Jan Woo

Re:	Alpha Technology Group Ltd.
Draft Registration Statement on Form F-1
Submitted March 24, 2023
CIK No. 0001967621

Ladies and Gentlemen:

This letter is in response to the letter dated April 21, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Alpha Technology Group Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amended Registration Statement on Form F-1 (“Amended Registration Statement No. 1”) is being filed to accompany this letter.

Conventions That Apply to This Prospectus, page ii

1.	Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries are conducting the business operations. For example, we note on page ii that you define “we”, “us”, “our Company”, “Group” and “our” to include Alpha Technology Group Limited, the British Virgin Islands holding company, its subsidiaries. Refrain from using terms such as “we” or “our” when describing activities or functions of the subsidiaries.

Response: We respectfully advise the Staff that we have revised our disclosure throughout the Amended Registration Statement No. 1.

2.	Please revise your definition of “PRC” and “Mainland China” to remove the exclusion of Hong Kong and Macau from this definition.

Response: We respectfully advise the Staff that we revised the definitions of “PRC” and “Mainland China” to remove the exclusion of Hong Kong and Macau from these definitions.

Prospectus Summary

Business Update, page 5

3.	Refer to disclosure on page 5 which states that on January 26, 2023, shareholders entered into a subscription agreement to subscribe for 10,000 shares for 10 million HK$. Refer also to disclosure on page 23 which states that the shareholders conducted a capital injection. Please clarify the disclosure on pages 5, 23 and 81 to include the date of the capital transaction or state that the subscription receivable remains outstanding as of the date of the filing, as applicable. Please expand the disclosure in Note 11 to the financial statements on page F-21 accordingly.

Response: In response to the Staff’s comment, please refer to the enhanced disclosure on pages 5, 23, 82 and F-21 of Amended Registration Statement No. 1.

Recent Regulatory Development in the PRC, page 10

4.	We note that the CSRC recently published Trial Measures that impose certain filing requirements for direct and indirect overseas listings and offerings. Please disclose how, if at all, the Trial Measures apply to this transaction, whether you and relevant parties to this transaction have complied with your obligations under the Trial Measures including any filing requirements, and the risks to investors of non-compliance. Please include this information on the cover page of the prospectus.

Response: In response to the Staff’s comment, we respectfully submit that the new regulations for the filing-based administration of overseas securities offering and listing by domestic companies (the “Trial Measures”) shall not apply to this offering due to the following reasons: (i) both Techlution and NSL were established and operate in Hong Kong, which is distinct from a “domestic company” as defined in the Trial Measures which refers to companies incorporated in Mainland China; (ii) all the business activities of Techlution and NSL are conducted in Hong Kong, which is different from the “domestic company” definition in Article 15 of the Trial Measures that refers to companies whose main business activities are conducted in Mainland China; (iii) the Company does not fall within other situations where applications for overseas listings will be prohibited, such as where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the PRC State Council in accordance with law; and (iv) we are not aware of any definitive rule or interpretation issued by the CSRC other than the Trial Measures covering or concerning the Company’s offerings under this prospectus, and have not identified any provisions that would restrict or prohibit our offerings or require additional regulatory approval. Please refer to the enhanced disclosure on the cover page, page 12 and page 39 of Amended Registration Statement No. 1.

Risk Factors

If our customers are unable to execute user acceptance test..., page 22

5.	You state that if your customers are unable to execute user acceptance tests, your business, financial condition and results of operations could be adversely affected. To the extent material, disclose the percentage of user acceptance tests that are not successful and the average number of user acceptance tests per project for each period presented.

Response: In response to the Staff’s comment, please refer to the enhanced disclosure on page 22 of Amended Registration Statement No. 1.

Our business relies on the cloud infrastructure operated by a third-party international cloud operator..., page 28

6.	We note your disclosure here and throughout that the company relies on an international third-party cloud service provider to host the company’s solutions and services. Please revise to disclose the name of the third-party cloud service provider and discuss the material terms of any agreements with the third-party.

Response: In response to the Staff’s comment, we submit that the identity of the international third-party cloud service provider is Amazon Web Services (“AWS”). However, the Company is unable to publicly disclose the identity of AWS as its cloud service provider in the prospectus since the Company has not been able to obtain consent for such disclosure from AWS in accordance with the terms of its agreement with AWS. We believe that unauthorized disclosure of the name of AWS in the Company’s prospectus would not only harm the working relationship between Techlution and AWS but may also subject the Company to the risk of potential claim or legal proceedings initiated by AWS. Furthermore, in accordance with the terms of the agreement entered into between Techlution and AWS, AWS may terminate its services provided to Techlution as a result of such unauthorized disclosure.

While respecting the confidentiality obligations under the AWS agreement and to provide comprehensive information to prospective investors in respect of Techlution’s business relationship with AWS, the Company has provided a generic description about AWS and disclosed the material terms of the service agreement between Techlution and AWS in Amended Registration Statement No. 1 on page 109.

Industry and Market Data, page 63

7.	You state that you have not independently verified any third-party information, you cannot make any representation as to the accuracy of completeness of such information, and that investors are cautioned not to place undue reliance on such market and industry data. Please note that you are responsible for the disclosure contained in your registration statement and you may not use language that could be interpreted as a disclaimer of information contained in your filing. Please revise your disclosures on pages 7, 34 and 63.

Response: In response to the Staff’s comment, please refer to the enhanced disclosure on pages 7, 34 and 63 of Amended Registration Statement No. 1.

Use of Proceeds, page 72

8.	Refer to disclosure on pages 18, 21 and 72 regarding merger and acquisition plans and expansion plans. Please expand the disclosure to describe whether or not you have any agreements for acquisitions as of the filing date. Please also expand the Business Update on page 5 accordingly.

Response: In response to the Staff’s comment, please refer to the enhanced disclosure on pages 5, 18, 21 and 73 of Amended Registration Statement No. 1.

Corporate History and Structure, page 79

9.	Provide pro forma financial statements prepared in accordance with Article 11 of Regulation of S-X to give effect to Alpha Technology Group Limited’s acquisition of Techlution and NSL.

Response: In response to the Staff’s comment, we would like to clarify that Alpha Technology Group Limited was incorporated under the laws of BVI in October 2022. As such, there was no acquisition of Techlution and NSL by Alpha Technology Group Limited as of September 30, 2022. However, we understand that the Staff is requesting pro forma financial statements to give effect to the acquisition of Techlution and NSL by Alpha Technology Group Limited. The unaudited pro forma condensed combined financial information of Alpha Technology Group Limited’s acquisition of Techlution and NSL as of September 30, 2022 is the same as the audited combined balance sheets of Techlution and NSL as of September 30, 2022. We plan to prepare and file pro forma financial statements in accordance with Article 11 of Regulation S-X to give effect to Alpha Technology Group Limited’s acquisition of Techlution and NSL and to include them in an amendment when such pro forma financial statements are required to be included in our registrations statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 84

10.	The disclosure provides that the company is the only AI-OCR service provider in Hong Kong with the focus on business-to-business sector. Please discuss the underlying business reasons for the 86% decline in revenue for AI-OCR services from 2021 to 2022.

Response: In response to the Staff’s comment, please refer to the enhanced disclosure on page 85 of Amended Registration Statement No. 1.

Selling, general and administrative expenses, page 86

11.	We note that bad debt expense in fiscal 2022 increased significantly from the prior period. Please expand the discussion on pages 86 and 88 to explain the reason for the amount and timing of the expense. Please expand the disclosure in Note 4 to the financial statements on page F-16 accordingly.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 87, 89 and F-16 of Amended Registration Statement No. 1 to address the reason for the amount and timing of the expense.

Major Customers, page 94

12.	You disclose that you had three customers that accounted for 33.17%, 30.72%, 25.02% of the company’s total revenue, respectively, in 2022. Please disclose the material terms of any agreements with these customers, including the identity, term and termination provisions of any agreements.

Response: In response to the Staff’s comment, we respectfully submit that Wilson Parking (Holdings) Limited, Plus One Properties Limited and Let’s Park Company (HK) Limited (collectively, the “2022 Major Customers”) accounted for 33.17%, 30.72%, 25.02% of the Company’s total revenue, respectively, in 2022. As of the date of this response letter, the Company has been unable to obtain the 2022 Major Customers’ consent to public disclosure of their identities in the prospectus. Accordingly, we have provided generic descriptions of the 2022 Major Customers’ identities and disclosed the material terms of our agreements with these customers in Amended Registration Statement No. 1; please refer to our enhanced disclosure on page 95 of Amended Registration Statement No. 1.

Business, page 95

13.	Please revise to provide a description of how each of your NFT-related services operates and the activities that occur on your NFT marketplace and NFT games. Discuss the parties involved and your role in the activities. Discuss how you generated revenue from the services detailing the types of fees collected and the transactions and activities that generate fees.

Response: In response to the Staff’s comment, please refer to the enhanced disclosure on page 104 of Amended Registration Statement No. 1 for details regarding our NFT-related services and page 110 for our pricing policy of NFT-related service projects.

14.	Identify the blockchain on which the NFTs will be created, how NFTs are held on the platform and the key facts related to their custody including who holds any private keys, and whether they are transferable. Detail all key facts related to custody and wallet services provided by you or third parties. Disclose any risks relating to the operation of such a platform and any regulatory requirements with which you are required to comply.

Response: In response to the Staff’s comment, please refer to the enhanced disclosure on page 105 of Amended Registration Statement No. 1.

15.	Please supplementally provide us with your legal analysis as to whether the NFTs offered and sold through your marketplace are securities under Section 2(a)(1) of the Securities Act of 1933. In responding to this comment, please address your operation of the marketplace. See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985).

Response: We respectfully advise the Staff that Techlution, one of our Operating Subsidiaries, developed, set up an NFT marketplace (the “NFT Marketplace”) for one of its customers. It also provided maintenance services with respect to the NFT Marketplace; such services do not include the daily operation of the NFT Marketplace on behalf of that customer, and Techlution has no ownership of the NFT Marketplace. In addition, our Operating Subsidiaries only have an incidental role in the creation of other NFT artworks, marketplaces, and games (the “NFT Products”) for their customers and our Operating Subsidiaries’ interest in the NFTs they created is limited. As of the date of this response letter:

●	Our Operating Subsidiaries do not have any ownership interest in any NFT Products they created, and our Operating Subsidiaries do not have any ownership interests or intellectual property rights in the NFTs that are traded on the NFT Marketplace.

●	Retail Full Technology Company Limited (“Retail Full Technology”), a third-party Hong Kong-based payment service provider, solely owns the NFT Marketplace, and runs the daily operation of the NFT Marketplace without Techlution’s assistance. Techlution developed the NFT Marketplace for Retail Full Technology using Techlution’s technological expertise according to a predetermined schedule in 2022, and thereafter has been providing system maintenance and telephone support services for software issues that may occur during NFT Marketplace’s normal operation. Techlution’s role on that project was limited. In particular, Techlution

(a)	does not have any responsibility to perform managerial functions or assist Retail Full Technology in overseeing the daily operation of the NFT marketplace;

(b)	does not control the issuance of the NFTs on the NFT Marketplace, nor does it determine the market price of the NFTs that are offered on the NFT Marketplace;

(c)	does not participate in the buying, selling, or creating of NFTs on the NFT Marketplace;

(d)	does not have any responsibility to advertise or promote the NFT Marketplace, nor does it create or support the marketing for the NFTs offered and sold through the NFT Marketplace;

(e)	does not play any role in the direction of the ongoing development of the NFT Marketplace or the NFTs offered on the NFT Marketplace;

(f)	does not play any role in making decisions about or exercising judgments concerning the rights, transactions or characteristics associated with the NFTs that are offered on the NFT Marketplace; and

(g)	was contracted to develop the NFT Marketplace and has only received a one-time service fee for the development. This fee does not include any revenue from the sale of NFTs that are on the NFT Marketplace. As for maintenance services, Techlution provides telephone support during business hours as part of the agreement. However, if Retail Full Technology requires additional support, Techlution will charge them for reimbursement of any out-of-pocket expenses related to services provided, including but not limited to transportation expenses and accommodations for non-office-hour support. As of the date of this response letter, Retail Full Technology has not paid any additional service fees or incurred reimbursement expenses.

●	According to our business model, our Operating Subsidiaries receive one-time creation fees from for the NFT Products they create for their customers. Our Operating Subsidiaries generally provide ongoing technical maintenance and support services for one year after the development of NFT Products. Our Operating Subsidiaries charge customers for ongoing technical maintenance services after the initial one-year maintenance period expires. As of the date of this response letter, we have not received any compensation for NFT-related services other than one-time creation fees and maintenance fees mentioned above.

We have considered the guidance set forth in Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985), particularly the Howey test derived from SEC v. W.J. Howey Co., 328 U.S. 293 (1946) and developed from time to time, when evaluating whether the NFTs offered and sold through the NFT Marketplace are securities under Section 2(a)(1) of the Securities Act of 1933. However, we believe that the above guidance and test do not apply to our situation since neither we nor Techlution operate the NFT Marketplace or have control over the NFTs sold thereon.

16.	In regards to the NFT marketplace, please describe the policies and procedures that the company follows to avoid impermissibly engaging in or facilitating transactions in unregistered securities. In addition, please address the specific risks inherent in the operation of the marketplace, including those associated with the company’s policies and procedures for determining that the NFTs the company currently offers or many offer in the future through the marketplace are not securities. Please describe the limitations of any such policies and procedures and state that they involve risk-based judgments by the company and are not a legal standard or determination binding on any regulatory body or court. Please also describe the specific potential consequences if any of the NFTs the company currently offers or may offer in the future through the marketplace are determined to be securities under U.S. law.

Response: In response to the Staff’s comment, we respectfully acknowledge the potential risks associated with the operation of an NFT marketplace, including the risk of engaging in or facilitating transactions in unregistered securities. As of the date of this response letter, we and our Operating Subsidiaries do not own any NFTs nor do we or they operate any NFT marketplaces, and do not plan to do so in the foreseeable future. Therefore, we believe it is not necessary at this time to develop any policies and procedures to avoid impermissibly engaging in or facilitating transactions in unregistered securities.

Although we believe it is less likely that NFT-related services provided by our Operating Subsidiaries would subject us to securities regulations, we understand that situations may change as the NFT market is evolving and our business expand in the future. To ensure compliance with any applicable securities laws and regulations, we are committed to closely monitoring the evolving NFT market and its regulatory landscape.

Should we decide to offer any NFTs ourselves or operate any NFT marketplaces in the future, or if any NFT or other digital asset we may offer or sell is likely to be deemed a security, we will timely establish policies and procedures to mitigate the risks relating to impermissibly engaging in or facilitating transactions in unregistered securities. These policies and procedures will involve risk-based judgments by the Company and are not a legal standard or determination binding on any regulatory body or court.

In the event that any NFT or other digital asset our Operating Subsidiaries may offer or sell in the future is deemed a security, we will implement measures to register or seek exemption for it in compliance with applicable securities laws. We will also ensure that appropriate disclosures are made to investors so that they can make informed investment decisions, and we will take steps to ensure that such disclosures are complete and not materially misleading.

We recognize the importance of complying with securities laws and regulations to protect the interests of customers and business partners. We are committed to operating our business in a lawful and responsible manner, and we will take all necessary steps to ensure compliance with applicable securities laws and regulations. If any of the NFTs our Operating Subsidiaries may offer in the future through the marketplace are determined to be securities under U.S. law, the consequences may include registration or exemption requirements, as well as appropriate disclosures to investors. Please also refer to the enhanced disclosure in page 26 of Amended Registration Statement No. 1.

Management, page 114

17.	Please disclose the compensation of the executive officers. See Item 6.B of Form 20-F.

Response: In response to the Staff’s comment, we respectfully submit that the compensations of the executive officers have been disclosed on pages 122 of Amended Registration Statement No. 1.

Related Party Transactions, page 122

18.	Please file the related party agreements with Simplus IO Limited and ProAlgories Limited as exhibits to your registration statement. Refer to Item 7.B of Form 20-F.

Response: In response to the Staff’s comment, we respectfully submitted the agreements with Simplus IO Limited and ProAlgories Limited as exhibits 10.7, 10.8 and 10.9 of Amended Registration Statement No. 1.

Financial Statements, page F-1

19.	Provide audited financial statements of the registrant, Alpha Technology Group Limited, pursuant to Item 8 of Form 20-F.

Response: In response to the Staff’s comment, we believe that since Alpha Technology Group Limited was incorporated in October 2022, there were no audited financial statements of Alpha Technology Group Limited for the years ended September 30, 2022 and 2021. As of September 30, 2022, we believe the unaudited pro forma condensed combined financial information reflecting Alpha’s acquisition of Techlution and NSL is identical to the audited combined balance sheets of NSL and Techlution currently provided.

Note 2. Summary of Significant Accounting Policies

Principles of combination, page F-7

20.	We note NSL and TSL were under common control. Please identify the person controlling both companies for all periods presented and disclose the basis for this control.

Response: During the years ended September 30, 2022 and 2021, Mr. Leung Tsz Him was the director and shareholder of Techlution and Ms. Chan Shuk Wa was the director and shareholder of NSL. Since Mr. Leung Tsz Him is the spouse of Ms. Chan Shuk Wa, Techlution and NSL can be considered as under the common control of Mr. Leung Tsz Him and his spouse during the aforementioned period.

We would like to clarify that on October 12, 2022, Alpha acquired control of both Techlution and NSL, and Mr. Leung Tsz Him was appointed as the CEO of Alpha.

Please also refer to revised page F-7 of Amended Registration Statement No. 1.

Revenue Recognition, page F-11

21.	We note that you enter into arrangements to provide service on a fixed-price basis. Please expand the discussion to describe the accounting for loss contracts or state that you have not entered into any loss contracts to date. Please revise the critical accounting policy on page 91 accordingly.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 92 and F-11 of Amended Registration Statement No. 1 to state that we have not entered into any loss contracts.

22.	We note on pages 102 and 104 that you typically provide a 12-month warranty period during which you provide system maintenance to your customers free of charge. We also note on page F-11 that you recognize revenue at a point in time as a single performance obligation upon testing and acceptance by customers. Please expand the accounting policy to address the accounting for the 12-month warranty period, if material, and expand critical accounting policies on page 91 accordingly.

Response: In response to the Staff’s comment, we note that our Operating Subsidiaries generally provide a one-year warranty period for IT-related services performed and such warranty is an assurance-type warranty that covers the functionality of the services. The warranty is not accounted for as a separate performance obligation. Such warranty is not material to the financial statements of the Group. No warranty cost provisions were provided as at September 30, 2022 and 2021, because the actual warranty cost incurred was insignificant based on historical experience.

Note 11. Subsequent Events, page F-21

23.	Refer to the description of the Sales and Purchase Agreement with Mr. Leung and his spouse as Sellers for the purchase of the Operating Subsidiaries. We note that there are continuing obligations and relationships through 2027 regarding guaranteed profit. Please expand the disclosure to address the terms of the Sales and Purchase Agreement and related accounting treatment to be provided to any bonus or shortfall payment.

Response: In response to the Staff’s comment, we have revised our disclosure on page F-21 of Amended Registration Statement No. 1 as below:

On October 12, 2022, Alpha entered into a sale and purchase agreement (as amended and supplemented by an addendum on March 23, 2023, as so amended and supplemented, the “Agreement”) with Mr. Leung Tsz Him and his spouse (the “Sellers”), pursuant to which the Sellers agreed to sell, and Alpha (the “Buyer”) agreed to purchase 100% of the ownership interests in NSL and Techlution (the “Target Companies”) for a total consideration of HK$10 million. The Agreement contains provisions of irrevocably and unconditionally warrants and guarantees to the Buyer that the aggregate amount of audited net profit (before tax, excluding extraordinary items and after elimination of inter-company transactions between the Target Companies) for the three financial years ending December 31, 2025 (“Profit Guaranteed Period”) shall not be less than HK$7.4 million (the “Guaranteed Profit”).

If the aggregate amount of the actual net profit (before tax, excluding extraordinary items and after elimination of inter-company transactions between the Target Companies) for the Profit Guaranteed Period falls short of the Guaranteed Profit, Mr. Leung Tsz Him shall meet such shortfall in the subsequent two financial years. If Mr. Leung Tsz Him fails to do so, he shall pay the amount of any shortfall in cash to the Buyer within 15 days after the issue of the audited financial statements of the Target Companies for the financial year ending December 31, 2027.

If the aggregate amount of the actual net profit before tax (excluding extraordinary items and after elimination of inter-company transactions between the Target Companies) of the Target Companies for the three financial years ending December 31, 2025 attributable to the customers solely introduced by the Sellers is greater than the Guaranteed Profit, Mr. Leung Tsz Him shall be entitled to bonus calculated as follows (the “Bonus”):

(A – Guaranteed Profit) x 50%

A	means the part of the actual net profit before tax (excluding extraordinary items and after elimination of inter-company transactions between the Target Companies) generated by the previous customers, existing customers as at the date of the Agreement and the new customers introduced to the Target Companies solely by the Sellers for the three financial years ending 31 December 2025 (the “Net Profit Contributed by the Sellers”).

If A is less than the Guaranteed Profit, Mr. Leung Tsz Him shall not be entitled to the Bonus and Mr. Leung Tsz Him shall meet the shortfall in the subsequent two financial years as stated in the Agreement. The amount of the Bonus shall be agreed by the Buyer and the Sellers in good faith and be distributed to Mr. Leung Tsz Him within 1 month after the issue of the audited financial statements of the Target Companies for the financial year ending 31 December 2025 if there is no dispute between the Buyer and the Sellers on the amount of the difference. Should there is any dispute on the amount of the difference between the Buyer and the Sellers, the independent auditors shall act as expert (the “Expert”) to determine the Net Profits Contributed by the Sellers for calculation of the Bonus whose view shall be conclusive and binding on the Buyer and the Sellers. In such event, the Bonus shall be distributed to Mr. Leung Tsz Him within 1 month after the issue of the Expert’s certification.

The Buyer and Mr. Leung Tsz Him shall procure that the audited financial statements of the Target Companies for the relevant financial year shall be prepared and reported on by the independent auditors in accordance with the Hong Kong Financial Reporting Standards by the date falling six months after expiry of the relevant financial year, and such independent auditors shall issue a certificate (the “Certificate”) to certify the aggregate amount of the actual net profit (before tax, excluding extraordinary items and after elimination of inter-company transactions between the Target Companies). The Certificate shall, in the absence of manifest error, be final and conclusive of the matters stated therein and binding on the parties.

The Buyer shall not be liable for any shortfall in profit under the Agreement to the extent it arises from or is the result of any change made after the completion of acquisition of entire ownership interests in the Target Companies in any accounting or taxation policies or practice of the Target Companies. Alpha has not accounted for any bonus or shortfall payment since the Guaranteed Profit cannot be determined at this time.

General

24.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Directors respectfully advise the Staff that as of the date of this response letter, there has been no written communications as defined in Rule 405 under the Securities Act. The Directors undertake to provide the Staff with copies of any future written communications, as defined in Rule 405 under the Securities Act, that the Company or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to contact our counsel, Ying Li, Esq., of Hunter Taubman Fischer& Li LLC, at yli@htflawyers.com.

Very truly yours,

/s/ Tsz Him Leung
Name:	Tsz Him Leung
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC